THE NOTTINGHAM COMPANY
116 South Franklin Street
Post Office Box 69
Rocky Mount, North Carolina 27802
(252) 972-9922

October 9, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Fidelity Bond Filing Pursuant to Rule 17g-1
Hillman Capital Management Investment Trust – File No. 811-10085 Starboard Investment Trust – File No. 811-22298 Spinnaker ETF Series – File No. 811-22398 Leeward Investment Trust – File No. 811-22507

Dear Sir or Madam:

Pursuant to Rule 17g-1 (the “Rule), subparagraph (g)(1), of the Investment Company Act of 1940, as amended, attached for filing on behalf of the Hillman Capital Management Investment Trust, Starboard Investment Trust, Leeward Investment Trust, and Spinnaker ETF Series (each a “Trust” and collectively, the “Trusts”), are:

1.	a copy of the Investment Company Bond numbered 106592741 to which the Trusts are named insureds for the period October 1, 2019 to October 1, 2020 (the “Bond”);
2.
a copy of the resolutions unanimously adopted by the Board of Trustees of each Trust (including those who are not “interested persons” of each Trust as defined in the 1940 Act), which approved the Bond in the aggregate amount of $2,000,000 with Travelers Casualty and Surety Company of America; and

3.	a copy of the agreement concerning joint insured bond by and among the Trusts entered into pursuant to paragraph (f) of the Rule.

The Bond’s premium for the period from October 1, 2019 to October 1, 2020 has been paid.

Please be advised that the amount of a single insured bond which each Trust would have provided and maintained had it not been named as an insured under a joint insured bond, pursuant to paragraph (d) of the Rule is as follows:

Hillman Capital Management Investment Trust	$400,000
Starboard Investment Trust	$900,000
Spinnaker ETF Series	$400,000
Leeward Investment Trust	$50,000

Sincerely,

/s/ Ashley Harris
Ashley Harris
Treasurer, Starboard Investment Trust, Spinnaker ETF Series, and Leeward Investment Trust
Assistant Treasurer, Hillman Capital Management Investment Trust

Enclosures

CERTIFICATE
HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST (the “Trust”)

I, Ashley E. Harris, Assistant Treasurer of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust at a meeting held on September 19, 2019:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Travelers Casualty and Surety Company of America in the amount of $2,000,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.

IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 9th day of October 2019.

HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST

/s/ Ashley E. Harris
Ashley E. Harris
Assistant Treasurer

CERTIFICATE
LEEWARD INVESTMENT TRUST (the “Trust”)

I, Ashley E. Harris, Treasurer of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust by unanimous written consent dated October 4, 2019:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Travelers Casualty and Surety Company of America in the amount of $2,000,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented between the Trust and the other named insureds under the Bond is approved in substantially the form presented to the Board and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 9th day of October 2019.

LEEWARD INVESTMENT TRUST

/s/ Ashley E. Harris
Ashley E. Harris
Treasurer

CERTIFICATE
SPINNAKER ETF SERIES (the “Trust”)

I, Ashley E. Harris, Treasurer of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust at a meeting held on September 26, 2019:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Travelers Casualty and Surety Company of America in the amount of $2,000,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 9th day of October 2019.

SPINNAKER ETF SERIES

/s/ Ashley E. Harris
Ashley E. Harris
Treasurer

CERTIFICATE
STARBOARD INVESTMENT TRUST (the “Trust”)

I, Ashley E. Harris, Treasurer of the Trust, hereby certify that the following is a true copy of the resolutions adopted by the Trustees of the Trust at a meeting held on September 12, 2019:
RESOLVED, that it is the finding of the Board and a majority of the Independent Trustees, voting separately, that the joint insured bond (“Bond”) written by Travelers Casualty and Surety Company of America in the amount of $2,000,000 covering, among others, the Trust, in accordance with the requirements of Rule 17g-1 under the 1940 Act, is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the Trust to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Trust’s portfolio, the number of other parties named as insured parties under the Bond, and the nature and size of the business activities of such other parties;
RESOLVED, that the Allocation Agreement as presented at this Meeting between the Trust and the other named insureds under the Bond is approved in substantially the form presented to the Board at this Meeting and that the appropriate officers of the Trust are authorized and directed to execute said Allocation Agreement on behalf of the Trust;
RESOLVED, that the premium on the Bond to be allocated to the Trust is approved by a majority of the Independent Trustees, voting separately, taking all relevant factors into consideration, including but not limited to, the number of other parties named as insured, the nature of the business activities of such other parties, the amount of the Bond and the amount of the premium for the Bond, the ratable allocation of the premium amount to all parties named as insured, and the extent to which the share of the premium allocated to the Trust is less than the premium the Trust would have had to pay if it had provided and maintained a single insured bond;
RESOLVED, that the Secretary, Treasurer, Assistant Secretary, or Assistant Treasurer of the Trust is designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1 and Regulation S-T;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such actions and execute such documents as may be necessary to amend the Allocation Agreement;
RESOLVED, that any one of the officers of the Trust is authorized and directed to take such other action as may be necessary or appropriate to comply with the provisions of the 1940 Act and the rules and regulations thereunder; and further
RESOLVED, that any and all actions of the officers of the Trust in connection with the issuance and amendment of the Bond and Allocation Agreement are approved, ratified, and confirmed in all respects.
IN WITNESS WHEREOF, I have signed this certificate and affixed the corporate seal of the Trust on this 9th day of October 2019.

STARBOARD INVESTMENT TRUST

/s/ Ashley E. Harris
Ashley E. Harris
Treasurer

AGREEMENT CONCERNING JOINT INSURED BOND

This AGREEMENT CONCERNING JOINT INSURED BOND among the Hillman Capital Management Investment Trust, Starboard Investment Trust, Leeward Investment Trust, and Spinnaker ETF Series, each a Delaware business/statutory trust (individually, a “Trust” and collectively the “Trusts”).

Each of the Trusts has established various series of the Trusts (“Funds”) and may establish additional Funds from time to time in the future.  The Trusts are named as insureds under a joint insured bond in accordance with Rule 17g-1 of the Securities and Exchange Commission under the Investment Company Act of 1940.  In order to comply with paragraph (f) of such Rule, the Trusts hereby agree that, in the event recovery is received under the bond as a result of a loss sustained by more than one of the Trusts, each Trust shall receive an equitable and proportionate share of such recovery, but at least equal to the amount which the Trust would have received had the Trust provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1.

A copy of the Agreement and Declaration of Trust or Trust Instrument of each Trust is on file with or has been made available to the Secretary of the State of Delaware and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust as Trustees and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Trusts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be signed and their respective seals to be affixed by their respective officers thereunto duly authorized.

HILLMAN CAPITAL MANAGEMENT INVESTMENT TRUST
By:	/s/ Mark A. Hillman
President

STARBOARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey Katherine M. Honey President
LEEWARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey Katherine M. Honey President
SPINNAKER ETF SERIES
By:	/s/ Katherine M. Honey Katherine M. Honey President